Liquidity Network



altcoin.io

Why decentralized exchanges need a liquidity strategy

For your decentralized exchange (DEX) to succeed, you need three things:

1. Traders. Lots of them.
2. The ability to scale.
3. A user experience that sets you apart.

A robust liquidity strategy is at the top of this list for a reason.

Let us explain.

Liquidity is a challenge for the whole cryptocurrency market. When the public decries its volatility, low liquidity is partly to blame.

At the exchange level, low liquidity causes price slippage that pushes traders away to expensive, more liquid platforms – usually a centralized exchange with poor security and worse service.

Should this continue, a new era of safe, fast trading will remain forever out of reach.

The liquidity problem is partly self-inflicted. We silo technology and customers to protect market share, forgetting that our combined talent is the key to unlocking a liquid, decentralized market.

But if we work together, we can leverage each other's strengths to overcome the toughest challenges as a community, creating a better market for everyone. One of the easiest ways to solve the liquidity problem is by sharing it.

Why?

- Sharing liquidity reduces price slippage, attracting traders to your platform.
- Sharing liquidity safeguards traders' funds faster.
- Sharing liquidity creates more trusted DEXs, and as a result, a more liquid market.
- Sharing liquidity means DEXs can compete on the issues customers care about.

Altcoin.io is releasing an SDK to help get your decentralized exchange off the ground. This not only gives your project a huge head start, but more importantly, creates a shared liquidity pool to encourage adoption.

Why liquidity is so important?

Liquidity refers to how easy it is to buy or sell an asset, at a fair price, whether it be cash, a house, or a crypto token. In the cryptocurrency market, high liquidity is always desirable. Low liquidity, on the other hand, creates a ton of mischief...

Why didn't you trade at the price I wanted?

One of the chief problems with low liquidity is **price slippage**. This is when you order a trade and there's a delay before it gets executed. Given how volatile the crypto market is, that delay – which could be as little as a few seconds – could be enough for the price to go up or down.

If you're lucky, this might work in your favor. If you're not, you could lose money. As a trader, you want the order price to be as close to the executed price as possible to mitigate risk. In a low-liquidity exchange, this isn't always possible as there aren't enough traders.

Let's assume you want to buy $25k worth of XYZ token on a DEX. As there are far fewer active traders, you might only be able to buy 20% at the market rate before having to trade upwards at more expensive rates with other traders.

Whales and other monsters

Low liquidity also magnifies the effect of big trades, while high liquidity absorbs the effect to keep the price relatively stable and as close to market value as possible.

If you think of liquidity as a body of water, low liquidity would be a bucketful, and high liquidity would be an ocean. If you remove a cup of water from the bucket, the effect is significant. Remove a cup from the ocean, and the effect is negligible.

There are $7.6 trillion of notes and coins around the world, or $36.8 trillion if you include checking account deposits. As at 25th June 2018, the crypto market cap was $251.6 billion, or less than 0.7% of the world's "ready" money. Using the above metaphor, cash, being the most liquid asset, is the ocean, and the crypto market is the bucketful.

Broadly speaking, this difference in liquidity means you can trade a large volume of USD while maintaining a stable price, but if you move the same in BTC, ETH, or any other digital asset, prices could spike or plunge. Whales splashing about in our crypto bucket have the power to manipulate the market, intentionally or not, so it's in all our interests to boost liquidity in the crypto space.

At the level of exchanges, the problem is worse. We've written extensively about the problems with centralized exchanges, from inadequate security to poor customer service, but there's one thing they excel at: liquidity. Take a look at the table below.

Top 3 Centralized Exchanges (24h trading volume)		Top 3 Decentralized Exchanges (24h trading volume)	
OKEx	$956,671,289	Waves DEX	$5,287,961
Binance	$925,015,188	IDEX	$3,627,454
Huobi	$567,044,690	BitShares	$1,893,626

All figures correct as at 27th June 2018

The difference is stark. Right now, if you want the best rates, you're better risking your funds on a centralized exchange than securing them in a DEX. That's crazy. We already have the technology for cheap, fast and **secure** trading, so why can't the community enjoy it?

It's fair to say that DEXs – including Altcoin.io – are working hard to accelerate the community's transition to safer, faster trading. But unless we work together to improve liquidity, it'll be a long slog before we attract the trading volume needed for meaningful change.

Pooling liquidity for a better market

The Altcoin.io SDK equips your DEX with a safe, secure trading protocol, a fully customizable interface, and **shared liquidity.** What does that mean for you and the wider community?

First, you'll attract more users to your platform. Investors want secure, liquid markets where they can trade at fair prices and exit quickly. If your trading volume is low, traders will turn to competitors with better prices, losing the benefits of your USP, or worse, to a centralized exchange that puts their funds at risk.

Our SDK includes tools to build your own Plasma-like sidechain architecture. This ensures transactions are fully verifiable, customers stay in control of their tokens, and should a breach occur they can exit without losing funds. Transactions take place on a sidechain, so they're lightning-fast – comparable to the speed of centralized exchanges, but with none of the risk – and **this further reduces the risk of price slippage.**

Second, sharing liquidity means **you can focus on developing your exchange in the way your customers care about most.** This might be customer experience, from developing a clean and intuitive UI to offering 24/7 technical support. Or you might want to support more tokens, or develop new dApps. Whatever you think is missing in this market, you can focus on building it without worrying if you'll have enough users to make it work.

Finally, if we share liquidity, trading volume and frequency will rise, making digital assets themselves more liquid, and as a result, a more attractive investment. **Amateur and professional investors alike will flock to the community,** eager to get involved in the exciting projects, tokens, and people solving tomorrow's problems today.

We're proud of what we've built here at Altcoin.io, and it's time we released it into the wild. Our SDK overcomes many of the toughest challenges of building a DEX, and our tools have been engineered by a team with years of experience and technical expertise. With liquidity built in, we foresee a growing number of trusted DEXs, dApps, and greater public support – key ingredients for a thriving yet secure cryptocurrency market.